SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(b)

(Amendment No. )*

Veolia Environnement
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92334N103
(CUSIP Number)

April 15, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 10

CUSIP No. 92334N103	13G	Page 1 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) QATARI DIAR REAL ESTATE INVESTMENT COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION QATAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,681,519
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,681,519
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,681,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES NOT APPLICABLE	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON CO

2 of 10

CUSIP No. 92334N103	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) QDVEO SÀRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION GRAND DUCHY OF LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,681,519
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,681,519
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,681,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES NOT APPLICABLE	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON CO

3 of 10

CUSIP No. 92334N103	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VELO INVESTISSEMENT SÀRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION GRAND DUCHY OF LUXEMBOURG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,681,519
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,681,519
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,681,519
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES NOT APPLICABLE	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5%
12	TYPE OF REPORTING PERSON CO

4 of 10

Item 1(a)	Name of Issuer:

Veolia Environnement

Item 1(b)	Address of Issuer’s Principal Executive Offices:

36/38, Avenue Kléber, 75116 Paris, France

Item 2(a).	Name of Person Filing:

Qatari Diar Real Estate Investment Company, Qdveo Sàrl and Velo Investissement Sàrl.

Velo Investissement Sàrl is the record and beneficial owner of 24,681,519 Shares.  Velo Investissement Sàrl is a wholly owned subsidiary of Qdveo Sàrl, which in turn is a wholly owned subsidiary of Qatari Diar Real Estate Investment Company.  As such, Qdveo Sàrl may be deemed to be beneficial owner of 24,681,519 Shares of which Velo Investissement Sàrl is the record and beneficial holder, and Qatari Diar Real Estate Investment Company may be deemed to be the beneficial owner of 24,681,519 Shares of which Qdveo Sàrl is a beneficial holder.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Qatari Diar Real Estate Investment Company: P.O. Box 23175, Doha, Qatar.
Qdveo Sàrl: 46A, Avenue J.F. Kennedy, L-1855 Luxembourg.
Velo Investissement Sàrl: 46A, Avenue J.F. Kennedy, L-1855 Luxembourg.

Item 2(c).	Citizenship:

Qatari Diar Real Estate Investment Company is a company organized under the laws of Qatar.  Qdveo Sàrl and Velo Investissement Sàrl are companies organized under the laws of the Grand Duchy of Luxembourg.

Item 2(d).	Title of Class of Securities:

Common Shares, par value €5.00 per share

Item 2(e).	CUSIP Number:

92334N103

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

5 of 10

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Item 4.             Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G.  Percent of class was determined using the number of shares constituting the share capital as published by Veolia Environnement on its website and as provided in the most recently filed Form 20-F..

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote: See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of: See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of: See item 8 on Cover Pages to this Schedule 13G.

Item 5.             Ownership of Five Percent or Less of a Class.

Not Applicable
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

6 of 10

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

7 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2010
(Date)
QATARI DIAR REAL ESTATE INVESTMENT COMPANY

By:	/s/ Yousuf Ahmad H Al-Hammadi
	Name:	Mr. Yousuf Ahmad H Al-Hammadi
	Title:	Authorized signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement.  Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2010
(Date)
QDVEO SÀRL

By:	/s/ Yousuf Ahmad H Al-Hammadi
	Name:	Mr. Yousuf Ahmad H Al-Hammadi
	Title:	Sole Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement.  Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2010
(Date)
VELO INVESTISSEMENT SÀRL

By:	/s/ Yousuf Ahmad H Al-Hammadi
	Name:	Mr. Yousuf Ahmad H Al-Hammadi
	Title:	Sole Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement.  Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

10 of 10